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TELEWEST COMMUNICATIONS PLC

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                                                                    EXHIBIT 99.1

US GAAP FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS WITH RESPECT TO THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002.








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TELEWEST COMMUNICATIONS PLC

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                      PART I: US GAAP FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------
                                                     3 MONTHS     3 MONTHS     3 MONTHS    9 MONTHS     9 MONTHS     9 MONTHS
                                                        ENDED        ENDED        ENDED       ENDED        ENDED        ENDED
                                                     SEPT 30,     SEPT 30,     SEPT 30,    SEPT 30,     SEPT 30,     SEPT 30,
                                                         2002         2002         2001        2002         2002         2001

                                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
                                                      (note 2)                        (note 2)
------------------------------------------------------------------------------------------------------------------------------
          REVENUE
  Cable television                                     $  127(POUND)   81(POUND)     85(POUND) $399          254(POUND)   243(POUND)
  Consumer telephony                                      192          122          120         586          373          362
  Internet and other                                       36           23           11          89           57           26
                                                    --------------------------------------------------------------------------
TOTAL  CONSUMER DIVISION                                  355          226          216       1,074          684          631
  Business Services Division                              110           70           66         334          213          202
                                                    --------------------------------------------------------------------------
TOTAL CABLE DIVISION                                      465          296          282       1,408          897          833
  Content Division                                         42           27           30         124           79           92
                                                    --------------------------------------------------------------------------
TOTAL REVENUE                                             507          323          312       1,532          976          925
                                                    --------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES
  Consumer programming expenses (including(pound)13m
    and(pound)9m in 2002 and 2001, respectively, to
    related parties)                                       49           31           34         151           96          109
  Business and consumer  telephony expenses                81           52           57         259          165          178
  Content expenses                                         27           17           19          75           48           57
  Depreciation                                            198          126          117         584          372          346
                                                    --------------------------------------------------------------------------
  Cost of sales                                           355          226          227       1,069          681          690
  Selling, general, and administrative expenses           201          128          121         606          386          374
  Amortization of goodwill                                  -            -           46           -            -          137
                                                    --------------------------------------------------------------------------
                                                          556          354          394       1,675        1,067        1,201
                                                    --------------------------------------------------------------------------

                                                    --------------------------------------------------------------------------
OPERATING LOSS                                           (49)         (31)         (82)       (143)         (91)        (276)
                                                    --------------------------------------------------------------------------

OTHER INCOME / (EXPENSE)
  Interest income (including(pound)5m and(pound)7m
    in 2002 and 2001, respectively, from related
    parties)                                               9            6            4          21           13           12
  Interest expense (including amortization of debt      (227)        (145)        (124)       (623)        (397)        (345)
discount)
  Foreign exchange gains/ net                             108           69           16         240          153            7
  Share of net losses of affiliates                       (6)          (4)          (7)         (8)          (5)          (2)
  Other,  net                                            (47)         (30)          (1)           6            4          (7)
                                                    --------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                (212)        (135)        (194)       (507)        (323)        (611)

  Income tax benefit                                        2            1            2           8            5            7

                                                    --------------------------------------------------------------------------
NET LOSS BEFORE EXTRAORDINARY ITEM                      (210)        (134)        (192)       (499)        (318)        (604)

  Extraordinary loss on extinguishment of debt              -            -            -           -            -         (15)

                                                    --------------------------------------------------------------------------
NET LOSS FOR THE PERIOD AFTER  EXTRAORDINARY ITEM   $  ( 210)      (POUND)      (POUND)    $  (499)      (POUND)      (POUND)
                                                                     (134)        (192)                    (318)        (619)
                                                    ==========================================================================

BASIC AND DILUTED LOSS PER ORDINARY SHARE:
  Before extraordinary loss                         $  (0.08)      (POUND)      (POUND)   $  (0.17)      (POUND)      (POUND)
                                                                    (0.05)       (0.07)                   (0.11)       (0.21)
  After extraordinary loss                          $  (0.08)      (POUND)      (POUND)   $  (0.17)      (POUND)      (POUND)
                                                                    (0.05)       (0.07)                   (0.11)       (0.22)

Weighted average number of ordinary shares -
  basic and diluted - (millions)                                    2,873        2,872                    2,873        2,882


See accompanying notes to the unaudited condensed consolidated financial statements.



                                       1
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------------------------------------------------
                                                                                          SEPT  30,      SEPT 30,      DEC.  31,
                                                                                               2002          2002           2001
                                                                                                 $M      (POUND)M       (POUND)M
                                                                                           (note 2)                      AUDITED
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
 Cash and cash equivalents                                                                      551           351             14
 Secured cash deposits restricted for more than one year                                         19            12             20
 Trade receivables (net of allowance for doubtful accounts of(pound)14m in
   2002 and(pound)16m in 2001).                                                                 162           103            116
  Other receivables                                                                             173           110            112
 Prepaid expenses                                                                                64            41             33
                                                                                        -----------------------------------------
Total current assets                                                                            969           617            295
 Investments in affiliates, accounted for under the equity method,
   and related receivables                                                                      738           470            547
 Property and equipment (less accumulated depreciation of(pound)
   2,240m in 2002 and (pound)1,873m in 2001)                                                  5,406         3,443          3,473
 Goodwill (less accumulated amortization of(pound)382m in both 2002 and 2001)                 2,970         1,892          1,892
 Inventory                                                                                      107            68             67
 Other assets (less accumulated amortization of(pound)60m in 2002 and
  (pound)47m in 2001)                                                                           147            94             58

                                                                                        -----------------------------------------
TOTAL ASSETS                                                                                 10,337         6,584          6,332
                                                                                        =========================================

LIABILITIES AND SHAREHOLDERS' EQUITY
 Accounts payable                                                                               180           115            109
 Other liabilities                                                                              696           443            410
 Deferred income                                                                                171           109            114
                                                                                        -----------------------------------------
Total current liabilities                                                                     1,047           667            633
 Deferred tax                                                                                   168           107            113
 Debt                                                                                         8,657         5,514          4,897
 Capital lease obligations                                                                      330           210            238

                                                                                        -----------------------------------------
TOTAL LIABILITIES                                                                            10,202         6,498          5,881
                                                                                        -----------------------------------------

                                                                                        -----------------------------------------
o          MINORITY INTERESTS                                                                   (2)           (1)              -
                                                                                        -----------------------------------------

SHAREHOLDERS' EQUITY
 Ordinary shares, 10 pence par value;
   4,300 million authorized and 2,873 million shares issued and outstanding                     451           287            287
 Limited voting convertible ordinary shares, 10 pence par value;
   300 million shares authorized and 82 million shares issued and                                12             8              8
outstanding
 Additional paid-in capital                                                                   6,632         4,224          4,224
 Accumulated deficit                                                                        (6,942)       (4,422)        (4,104)
 Accumulated other comprehensive income                                                        (16)          (10)             37
                                                                                        -----------------------------------------
                                                                                                137            87            452
 Ordinary shares held in trust for the Telewest Restricted Share Scheme and
the                                                                                               -             -            (1)
   Telewest Long-Term Incentive Plan; (1 million shares in 2001)

                                                                                        -----------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                      137            87            451
                                                                                        -----------------------------------------

                                                                                        -----------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                   10,337         6,584          6,332
                                                                                        =========================================




See accompanying notes to the unaudited condensed consolidated financial statements.

                                       2
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

------------------------------------------------------------------------------------------------------------------------------------
                                                                          9 MONTHS     9 MONTHS     9 MONTHS
                                                                             ENDED        ENDED        ENDED
                                                                          SEPT 30,     SEPT 30,     SEPT 30,
                                                                              2002         2002         2001
                                                                                $M     (POUND)M     (POUND)M
                                                                          (note 2)
------------------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                     (499)        (318)        (619)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities
   Depreciation                                                                584          372          346
   Amortization of goodwill                                                      -            -          137
   Loss on revaluation of investment                                           47           30            -
   Amortization of deferred financing costs and issue discount
  on Senior Discount Debentures                                               128           82           75
   Deferred tax credit                                                         (8)          (5)          (7)
   Unrealized gains on foreign currency translation                          (240)        (153)         (10)
   Accrued share-based compensation (credit)/cost                              (2)          (1)            1
   Extraordinary loss on extinguishment of debt                                  -            -           15
   Share of net losses of affiliates                                             8            5            2
   Loss on disposal of other assets (net)                                        -            -            4

Changes in operating assets and liabilities :
   Change in receivables                                                         5            3          (1)
   Change in prepaid expenses                                                   13            8          (8)
   Change in other assets                                                      (5)          (3)         (52)
   Change in accounts payable                                                 (31)         (20)           30
   Change in other liabilities                                                (19)         (12)           64

                                                                       --------------------------------------
NET CASH USED IN BY OPERATING ACTIVITIES                                      (19)         (12)         (23)
                                                                       --------------------------------------

           CASH FLOWS FROM INVESTING ACTIVITIES
   Cash paid for property and equipment                                      (561)        (357)        (377)
   Cash paid for acquisition of subsidiaries                                     -            -          (6)
   Additional investments in and loans to affiliates                             -            -         (40)
   Repayment of loans made to joint ventures                                    11            7           39
   Disposal of subsidiaries                                                     16           10           10
   Cash disposed of with subsidiaries                                            -            -          (2)
   Disposal of affiliate                                                        22           14            -
  Other investing activities                                                   (3)          (2)            -

                                                                       --------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                        (515)        (328)        (376)
                                                                       --------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net repayment of borrowings under old credit facilities                       -            -        (145)
   Net proceeds from borrowings under new facilities                         1,005          640          494
   Net proceeds from disposal of forward contracts                             119           76            -
   Proceeds from issue of Accreting Convertible Notes due 2003                   -            -           30
   Proceeds from exercise of share options                                       2            1            5
   Repayment of other borrowings                                              (14)          (9)            -
   Release/(placement) of restricted deposits                                   12            8          (8)
   Capital element of finance lease repayments                                (61)         (39)         (33)

                                                                       --------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                    1,063          677          343
                                                                       --------------------------------------

NET INCREASE/(DECREASE)  IN CASH AND CASH EQUIVALENTS                          529          337         (56)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                22           14           60

                                                                       --------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD                                 551          351            4
                                                                       ======================================


See accompanying notes to the unaudited condensed consolidated financial statements

                                       3
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
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHREHOLDERS' EQUITY AND COMPRENHENSIVE INCOME

-----------------------------------------------------------------------------------------------------------------------------------
                                         ORDINARY     LIMITED      SHARES   ADDITIONAL             OTHER    ACCUMULATED      TOTAL
                                             SHARES    VOTING        HELD      PAID-IN     COMPREHENSIVE        DEFICIT
                                                       SHARES    IN TRUST      CAPITAL            INCOME
                                           (POUND)M  (POUND)M    (POUND)M     (POUND)M          (POUND)M       (POUND)M   (POUND)M
                                                                                                (note 5)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                    287         8         (1)        4,224                37        (4,104)        451
                                         ------------------------------------------------------------------------------------------

 Net loss for the period                          -         -           -            -                 -          (318)      (318)
 Unrealized gain/(loss) on derivative
financial
    instruments:
     De-designation of hedges on debt
principal
     amounts                                      -         -           -            -              (53)              -       (53)
     Current period increase in
       fair value                                 -         -           -            -                 3              -          3
     Amortization of cash
       flow hedges                                -         -           -            -               (1)              -        (1)

                                         ------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME                        -         -           -            -              (51)          (318)       (369)
                                         ------------------------------------------------------------------------------------------

 Shares issued                                    -         -           1            -                 -              -          1
 Unrealized gain on revaluation
   of an investment
                                                  -         -           -            -                 4              -          4
                                         ------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2002                   287         8           -        4,224              (10)        (4,422)         87

                                         ==========================================================================================


See accompanying notes to the unaudited condensed consolidated financial statements.

                                       4
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.       PRINCIPAL ACTIVITIES

         The principal activities of Telewest Communications plc ("Telewest", the "Company", "we", "our", and "us") are the provision of voice, video, data and internet services across multiple platforms and the supply of content and services to the United Kingdom ("UK") pay-television and on-line markets.

2.       BASIS OF PRESENTATION

         The unaudited, condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 as filed with the Securities and Exchange Commission ("SEC") on July 1, 2002. In the opinion of the Company's management, the accompanying unaudited condensed consolidated financial statements have been prepared on a basis substantially consistent with the audited financial statements and contain adjustments, all of which are of a normal recurring nature to present fairly its financial position as of September 30, 2002 and its results of operations and cash flows for the three-month and nine-month periods ended September 30, 2002 and 2001. Interim results are not necessarily indicative of results for the financial year.

         The economic environment and currency in which Telewest operates is the UK, and hence its reporting currency is pounds sterling ((pound)). Certain financial information as of and for the three-month and nine-month periods ended September 30, 2002 has been translated into US dollars ($), with such US dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.5700 = (pound)1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 2002. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.

         The unaudited, condensed consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries (the "Group"). All significant inter-company accounts have been eliminated upon consolidation.

         These financial statements have been prepared on a going concern basis and do not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. The Board of Directors have confidence in the successful conclusion of a restructuring of the Company's balance sheet (and any required amendments to our senior secured banking facility (the "Senior Secure Facility")) and, together with and on the basis of cash flow information that they have prepared, the directors consider that the Group will continue to operate as a going concern for a period of at least 12 months from the date of issue of these financial statements. For additional information concerning the proposed restructuring of the Company's balance sheet see "Recent Developments". Any restructuring will require the approval of our bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

         We regularly monitor our ongoing ability to draw down under our bank facilities, which is dependent on satisfying the financial covenants contained in the loan agreement governing those facilities. We expect that as part of a final restructuring agreement we will be required to amend the Senior Secured Facility. Such amended facility is expected to include covenants, compliance with which will require us to improve business performance and profitability. Our long-term business plan anticipates that we will be able to grow at a rate which will allow us to meet these covenants. However, this long-term plan includes forecast information, the principal assumptions of which are clearly subject to a degree of risk, in particular our ability to increase revenues in accordance with our plans.

         The Group faces the following significant risks and uncertainties:

           o the ability to successfully complete its balance sheet restructuring;

           o the successful execution of its long-term business plan, which in turn will affect the Group's ability to meet financial covenants and access any available further finance under the Senior Secured Facility (see below); and


                                       5
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONINUED)


           o the Group's ability to meet its financial covenants in order to access any available further finance under the Senior Secured Facility or to otherwise raise the finance necessary to fund its operations.

         We are also currently re-assessing the long-term future cash flows in our business plan. Although this assessment is ongoing and has not been concluded, it is expected to result in a significant impairment of the carrying value of our property and equipment and goodwill. We expect to conclude this assessment in the fourth quarter and will reflect non-cash impairment charges in that quarter.


 3.     SEGMENTAL INFORMATION

         The Company applies Statement of Financial Accounting Standard No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision-making group is the Board of Directors. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services in different markets. We operate in two main segments: Cable and Content. The Cable segment of our business can be subdivided, for revenue purposes only, between four product ranges: Cable Television, Consumer Telephony, Internet and other, and Business Services. The Internet and other unit comprises internet sales and sales of cable publications. The Content segment provides entertainment channels to the UK pay-television broadcasting market.

         The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in our financial statements. The following table presents summarized financial information relating to the reportable segments for the three and nine-month periods ended September 30, 2002 and 2001, respectively:


UNAUDITED SEGMENTAL INFORMATION
-----------------------------------------------------------------------------------------------------------------------------------
                                                    3 MONTHS       3 MONTHS       3 MONTHS      9 MONTHS       9 MONTHS   9 MONTHS
                                                       ENDED          ENDED          ENDED         ENDED          ENDED      ENDED
                                                    SEPT 30,       SEPT 30,       SEPT 30,      SEPT 30,       SEPT 30,   SEPT 30,
                                                        2002           2002           2001          2002           2002       2001
                                                          $M       (POUND)M       (POUND)M            $M       (POUND)M   (POUND)M
                                                    (note 2)                                    (note 2)
-----------------------------------------------------------------------------------------------------------------------------------
CABLE
-----------------------------------------------------------------------------------------------------------------------------------
Cable television                                         127             81             85           399            254        243
Consumer  telephony                                      192            122            120           586            373        362
Internet and other                                        36             23             11            89             57         26
                                              -------------------------------------------------------------------------------------
Total Consumer Division                                  355            226            216         1,074            684        631
Business Services Division                               110             70             66           334            213        202
                                              -------------------------------------------------------------------------------------
THIRD PARTY REVENUE                                      465            296            282          1408            897        833
Operating costs and expenses                           (316)          (201)          (199)         (965)          (615)      (622)
Depreciation                                           (193)          (123)          (115)         (573)          (365)      (337)
Amortization of goodwill                                   -              -           (21)             -              -       (61)
                                              -------------------------------------------------------------------------------------
OPERATING LOSS                                          (44)           (28)           (53)         (130)           (83)      (187)
                                              =====================================================================================
Share of net (losses)/profits of affiliates                -              -              -             -              -          -
Investment in affiliates                                   5              3              1             5              3          1
Additions to property and equipment                      138             88            154           515            328        471
Goodwill                                               2,075          1,322          1,343         2,075          1,322      1,343
Total assets                                           8,302          5,288          5,222         8,302          5,288      5,222
-----------------------------------------------------------------------------------------------------------------------------------

                                       6
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

UNAUDITED SEGMENTAL INFORMATION (CONTINUED)
---------------------------------------------------------------------------------------------------------------------------------
                                                3 MONTHS       3 MONTHS       3 MONTHS      9 MONTHS       9 MONTHS       9 MONTHS
                                                   ENDED          ENDED          ENDED         ENDED          ENDED          ENDED
                                                SEPT 30,       SEPT 30,       SEPT 30,      SEPT 30,       SEPT 30,       SEPT 30,
                                                    2002           2002           2001          2002           2002           2001
                                                      $M       (POUND)M       (POUND)M            $M       (POUND)M       (POUND)M
                                                (note 2)                                    (note 2)
-----------------------------------------------------------------------------------------------------------------------------------
CONTENT
-----------------------------------------------------------------------------------------------------------------------------------
Content Division                                      48             31             32           141             90            100
Inter-segmental *                                    (6)            (4)            (2)          (17)           (11)            (8)
                                              -------------------------------------------------------------------------------------
THIRD PARTY REVENUE                                   42             27             30           124             79             92
Operating costs and expenses                        (42)           (27)           (32)         (126)           (80)           (96)
Depreciation                                         (5)            (3)            (2)          (11)            (7)            (9)
Amortization of goodwill                                              -           (25)             -              -           (76)
                                              -------------------------------------------------------------------------------------
OPERATING LOSS                                       (5)            (3)           (29)          (13)            (8)           (89)
                                              =====================================================================================
Share of net (losses)/profits of
  affiliates                                         (6)            (4)            (7)           (8)            (5)            (2)
Investment in affiliates                             733            467            751           733            467            751
Additions to property and equipment                    2              1              1             3              2              3
Goodwill                                             895            570          1,356           895            570          1,356
Total assets                                       2,071          1,319          2,102         2,071          1,319          2,102
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Cable television                                     127             81             85           399            254            243
Consumer  telephony                                  192            122            120           586            373            362
Internet and other                                    36             23             11            89             57             26
                                              -------------------------------------------------------------------------------------
Total Consumer Division                              355            226            216         1,074            684            631
Business Services Division                           110             70             66           334            213            202
                                              -------------------------------------------------------------------------------------
Total Cable Division                                 465            296            282         1,408            897            833
Content Division                                      48             31             32           141             90            100
Inter-segmental *                                    (6)            (4)            (2)          (17)           (11)            (8)
                                              -------------------------------------------------------------------------------------
TOTAL REVENUE                                        507            323            312         1,532            976            925
Operating costs and expenses                       (358)          (228)          (231)       (1,091)          (695)          (718)
Depreciation                                       (198)          (126)          (117)         (584)          (372)          (346)
Amortization of goodwill                               -              -           (46)             -              -          (137)
                                              -------------------------------------------------------------------------------------
OPERATING LOSS                                      (49)           (31)           (82)         (143)           (91)          (276)
Other expense                                      (163)          (104)          (112)         (364)          (232)          (335)
Income tax benefit                                     2              1              2             8              5              7
                                              -------------------------------------------------------------------------------------
NET LOSS  (2001 BEFORE EXTRAORDINARY LOSS)         (210)          (134)          (192)         (499)          (318)          (604)
                                              =====================================================================================
Share of net (losses)/profits of affiliates          (6)            (4)            (7)           (8)            (5)            (2)
Investments in affiliates                            738            470            752           738            470            752
Additions to property and equipment                  140             89            155           518            330            474
Goodwill                                           2,970          1,892          2,699         2,970          1,892          2,699
Total assets                                      10,373          6,607          7,324        10,373          6,607          7,324

-----------------------------------------------------------------------------------------------------------------------------------

* Inter-segmental revenues are revenues from sales in our Content Division which are costs in our Cable Division and are eliminated on consolidation.

4. SHARE-BASED COMPENSATION COST

         Share-based compensation cost for employee share options is measured over the period of the performance criteria for such options under "Accounting for Stock Issued to Employees" ("APB 25") as the excess, if any, of the quoted market price of a company's shares over the amount an employee must pay to acquire the shares.

         During the three and nine-month periods ended September 30, 2002 the Company's share price decreased, resulting in no compensation charge or credit being recorded in respect of employee share options for the three-month period ended September 30, 2002 and a net compensation credit of (pound)0.8 million


                                       7
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


being recorded for the nine-month period ended September 30, 2002 compared with no charge or credit for the three-month period ended September 30, 2001 and a net compensation charge of (pound)1.1 million for the nine-month period ended September 30, 2001. Share-based compensation cost will continue to fluctuate depending on the Company's share price movement.

5. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

         At January 1, 2001 the Company adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS 137 and 138. SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition at fair value of all derivative instruments as assets or liabilities in the Company's balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated a hedge and if so, the type of hedge and its effectiveness as a hedge.

         For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in earnings. For derivatives designated as cash flow hedges, changes in fair value on the effective portion of a hedge are recorded within other comprehensive income ("OCI") until the hedged transaction occurs and are then recorded within earnings. Changes in the ineffective portion of a hedge are recorded immediately in earnings. For derivatives designated as fair value hedges, changes in fair value are recorded immediately in earnings. We did not, however, have any fair value hedges during the three-month and nine-month periods ended September 30, 2002.

         We discontinue hedge accounting for derivative financial instruments when it is determined that the derivative instrument is no longer effective in offsetting changes in the cash flows of the hedged item; the derivative instrument expires or is sold; the derivative instrument is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur; a hedged firm commitment no longer meets the definition of a firm commitment; or our management determines that designation of the derivative instrument as a hedging instrument is no longer appropriate. The tests for determining the effectiveness of a cash flow hedge compare on a strict basis the amount and timing of the underlying economic exposure with the cash flows of the derivative instrument. We may continue to use derivative instruments to protect our exposure to interest and currency fluctuations but be unable to meet the tests of effectiveness set out under SFAS 133.

         In the three-month period ended March 31, 2002, we determined that it was probable that forecasted future prepayments of principal against outstanding US dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in OCI of (pound)53 million resulting from marking to market the derivative instruments has been reclassified from OCI to foreign exchange gains in the Statement of Operations. Subsequent adjustments of the carrying value of these instruments to fair value are taken directly to the Statement of Operations as incurred.

         In the nine-month period ended September 30, 2002, we had the ability to terminate in-the-money derivative contracts that fluctuate in value. Such derivative contracts hedged our exposure to fluctuations in the US dollar/pound sterling exchange rates on our US dollar-denominated debt. In March 2002, we terminated certain of these derivative contracts with a nominal value of $950 million ((pound)655 million), netting (pound)74 million cash inflow to us. In May 2002 we terminated further derivative contracts with a nominal value of $367 million ((pound)253 million) realizing an additional (pound)30 million cash inflow. In the three-month period ended September 30, 2002, we terminated arrangements with a nominal value of $2.3 billion (approximately (pound)1.5 billion). Contracts with a nominal value of $1 billion were settled in cash resulting in an outflow of (pound)28 million. The remaining contracts with a nominal value of $1.3 billion have yet to be settled for a total cost of (pound)33 million of which (pound)19 million was due on October 1, 2002, but the Company deferred such payment and is considering the payment in the context of its financial restructuring.

         In addition, in June 2002, we reviewed the effectiveness as hedges of the derivative instruments hedging our exposure to fluctuations in interest rates on our long-term bank debt. Our review concluded that continued designation of these instruments as hedges was no longer appropriate and hedge accounting was discontinued with immediate effect. The dedesignation of these instruments as hedges resulted in a transfer of (pound)7 million from cumulative OCI to interest expense within the Statement of Operations.

         During the nine-month period ended September 30, 2002, we recorded a net (pound)51 million transfer from cumulative OCI to the Statement of Operations arising from the termination of derivative contracts as ineffective hedges, as described above. In the nine-month period ended September 30, 2001, we recorded a (pound)41 million gain in fair value to cumulative OCI, consisting of a loss of (pound)9 million to short-term derivative liabilities and a (pound)50 million gain to long- term derivative assets.


                                       8
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
         The Company continues to hedge some of its interest rate risk on its Senior Secured Facility through the use of interest rate swaps. The purpose of the derivative instruments is to provide a measure of stability over the Company's exposure to movements in sterling interest rates on its sterling denominated bank debt.

6.       ADOPTION OF  SFAS 142 "GOODWILL AND OTHER INTANGIBLE ASSETS"

         In July 2001, the Financial Accounting Standards Board issued SFAS 142, "Goodwill and Other Intangible Assets" which requires that goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity method investments will also no longer be amortized upon adoption of SFAS 142, but will be subject to impairment testing as part of the investment to which it relates in accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock". Separable intangible assets that do not have indefinite lives will continue to be amortized over their estimated useful lives and will be subject to review for impairment in accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". For goodwill and intangible assets acquired prior to July 1, 2001, the Group adopted SFAS 142 effective January 1, 2002. As of January 1, 2002 the Group had (pound)2,199 million of unamortized goodwill, (pound)1,892 million of which related to business combinations and (pound)307 million of which related to equity method investments. The adoption of SFAS 142 had no impact on the Company's financial position or results of operations.

         As required by SFAS 142, the standard has not been retroactively applied to the results for the period prior to adoption. A reconciliation of net loss for the three and nine-month periods ended September 30, 2002 and 2001, as if SFAS 142 had been adopted as of January 1, 2001, is presented below:

                                                 3 MONTHS     3 MONTHS     3 MONTHS      9 MONTHS     9 MONTHS     9 MONTHS
                                                    ENDED        ENDED        ENDED         ENDED        ENDED        ENDED
                                                 SEPT 30,     SEPT 30,     SEPT 30,      SEPT 30,     SEPT 30,     SEPT 30,
                                                     2002         2002         2001          2002         2002         2001
                                                                 (IN MILLIONS EXCEPT PER SHARE DATA)
                                                (note 2)                                (note 2)
------------------------------------------------------------------------------------------------------------------------------
NET LOSS
------------------------------------------------------------------------------------------------------------------------------
Reported net loss (after extraordinary loss)        $                                       $
                                                     (210)(POUND) (134)(POUND) (192)         (499)(POUND) (318)        (619)(POUND)
Add back amortization of goodwill                        -            -           46             -            -          137
                                               ------------------------------------------------------------------------------
Adjusted net loss (after extraordinary loss)         (210)        (134)        (146)         (499)        (318)        (482)
                                               ==============================================================================
-----------------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED NET LOSS PER SHARE
-----------------------------------------------------------------------------------------------------------------------------
Reported net loss per share
  (after extraordinary loss)                        $         (pound)      (pound)          $         (pound)      (pound)
                                                    (0.08)       (0.05)       (0.07)        (0.17)       (0.11)       (0.22)
Add back amortization of goodwill                        -            -         0.02             -            -         0.05
                                               ------------------------------------------------------------------------------
Adjusted net loss per share
  (after extraordinary loss)                        (0.08)       (0.05)       (0.05)        (0.17)       (0.11)       (0.17)
                                               ==============================================================================

7.       RECENT DEVELOPMENTS

         On September 30, 2002 we announced that we had reached a non-binding preliminary agreement relating to a restructuring of our balance sheet with an ad hoc committee of our bondholders (the "Bondholders Committee"). The agreement provides for the cancellation of all outstanding notes and debentures issued by the Company and Telewest Finance (Jersey) Limited (the "Notes") and certain unsecured foreign exchange hedge contracts in exchange for new ordinary shares representing 97% of the issued share capital of the Company immediately after the restructuring. Existing shareholders will retain a 3% interest in the Company post-restructuring.

         Discussions with our senior lenders are continuing and we are close to reaching an agreement with a steering committee of senior lenders and the Bondholder Committee with respect to amended and restated bank facilities (the "Facilities"). The agreement includes total committed amount of the Facilities; maturity; margins; and financial covenants. It is expected that the Facilities will provide the Company with liquidity which the Company believes will be sufficient to meet its funding needs going forward. The provision of the Facilities is conditional on various matters including the completion of the restructuring on terms satisfactory to the Company's senior lenders.

         Negotiations are continuing with other major stakeholders with a view to them agreeing to vote in favour of the restructuring and the Company expects to be able to make a further announcement on the progress of these negotiations by the end of November.

                                       9
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US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         We also announced on September 30, 2002 that we were deferring payment of interest under certain of our Notes and the settlement of certain foreign exchange hedge contracts. In view of the continuing progress in the restructuring process, on October 31, 2002, the Company announced that it had determined to continue to defer the payment of interest under certain of its Notes (including a payment that was due on November 1, 2002) and the settlement of foreign exchange hedge contracts. Failure to pay interest on these Notes beyond a 30-day grace period, gives the holders of 25% of each series of affected Notes the right to demand repayment of the principal amount of, and accrued interest on, those Notes. As anticipated, in addition to creating a default under the affected bonds the decision to defer such payments has resulted in defaults under the Group's bank facilities and a number of other financing arrangements. Such defaults will result in the re-classification of debts in default to amounts payable within one year. Based on one such default, a creditor has filed a petition for the winding up of the Company as a result of non-payment of amounts due ((pound)10.5 million). The Company intends to deal with this claim as part of the overall restructuring of its unsecured debt obligations and does not believe that the legal action will delay or significantly impede the restructuring process. The Company expects to meet its obligations to its suppliers and trade creditors and that this legal action will have no impact on customer service.

         On July 31, 2002 we announced that Adam Singer, Chief Executive would be leaving the Company and had resigned as a director of the Board. Charles Burdick, the Group Finance Director, became Managing Director with immediate effect. In addition, on August 23, 2002 we announced that Mark Luiz had been appointed to the role of Group Finance Director.

         On September 30, 2002, the ratio of the Company's ordinary shares to American Depositary Shares quoted on the NASDAQ National Market was changed from 10-to-1 to 200-to-1 ordinary shares per American Depositary Share.

         On September 4, 2002 we received approval from our shareholders to sell our 16.9% interest in SMG plc ("SMG"). On October 29, 2002 we repaid the outstanding balance of approximately (pound)26 million on the loan secured by a charge over our shares in SMG. On November 6, 2002, we sold our holding in SMG and realized approximately (pound)20 million in proceeds net of expenses and the loan repayment.


8.     COMMITMENTS AND CONTINGENCIES

         The Company is party to various legal proceedings in the ordinary course of business which it does not believe will result, in the aggregate, in a material adverse effect on its financial position or results of operations.


                                       10
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TELEWEST COMMUNICATIONS PLC
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PART II: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS

         Set forth below is a discussion of our financial condition and results of operations for the three-month and nine-month periods ended September 30, 2001 and 2002 based upon financial information prepared in accordance with US GAAP.

         References in this discussion to the "Group," "we," "us," and "our," are to Telewest and its consolidated subsidiaries as at, or for, the specified date or period.



CRITICAL ACCOUNTING POLICIES

         There have been no changes to our critical accounting policies since December 31, 2001, as reported in our Form 20-F filed with the SEC on July 1, 2002.


RESULTS OF OPERATIONS

THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2002

REVENUE

         We operate in two main segments: Cable and Content. The Cable segment of our business is subdivided, for revenue purposes only, into four units: Cable Television, Consumer Telephony, Internet and other, and Business Services Division. The Content segment provides entertainment channels to the UK pay-TV broadcasting market.

         Our consolidated revenue increased by (pound)11 million or 3.5% from (pound)312 million in the three-month period ended September 30, 2001 to (pound)323 million in the three-month period ended September 30, 2002 and by (pound)51 million or 5.5% from (pound)925 million in the nine-month period ended September 30, 2001 to (pound)976 million in the nine-month period ended September 30, 2002. These increases were attributable to growth in our Consumer Division and Business Services Division offset by a reduction in our Content Division, mainly due to the closure or sale of non-core businesses and the closure of ITV Digital.

 RESIDENTIAL SERVICES REVENUE (CONSUMER DIVISION)

         Residential services revenue represents a combination of cable television ("CATV") revenue and consumer cable telephony revenue and internet and other income.

         Our Consumer Division revenue increased by (pound)10 million or 4.6% from (pound)216 million for the three-month period ended September 30, 2001 to (pound)226 million for the three-month period ended September 30, 2002 and by (pound)53 million or 8.4% from (pound)631 million in the nine-month period ended September 30, 2001 to (pound)684 million in the nine-month period ended September 30, 2002. These increases were attributable primarily to increases in average monthly revenue per household coming from the growth of our successful broadband products, increased multi-service penetration and selected price rises.

         Total customer homes connected increased marginally by 13,622 or 0.8% from 1,744,612 at September 30, 2001 to 1,758,234 at September 30, 2002. During the three-month period ended September 30, 2002 net customer homes connected fell by 12,203 mainly as a result of the continued effect of the consumer price rises introduced earlier in the year and the more rigorous enforcement of both our installation fee and disconnection policies in line with our objective of focusing on more cash generative customers. Despite the customer losses during the three-month period ended September 30, 2002, overall household penetration increased marginally by 0.4 percentage points from 37.0% at September 30, 2001 to 37.4% at September 30, 2002.

         Average monthly revenue per household increased by (pound)1.01 or 2.5% from (pound)40.29 in the three-month period ended September 30, 2001 to (pound)41.30 for the three-month period ended September 30, 2002 and by (pound)2.10 or 5.3% from (pound)39.49 in the nine-month period ended September 30, 2001 to (pound)41.59 in the nine-month period ended September 30, 2002. The increase in average monthly revenue per subscriber is attributable to an increase in dual or triple penetration (i.e. the proportion of homes subscribing to any two or all three of our CATV, residential telephony and high-speed internet services), higher subscriber revenues generated by Active Digital versus analogue television services and retail price increases in our basic CATV price in April 2002, offset in part by lower call volumes in residential telephony. Dual or triple penetration, which results from the continued market


                                       11
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acceptance of combined CATV, telephony and high-speed internet packages, grew by
1.8 percentage points to 69.6% at September 30, 2002 from 67.8% at September 30, 2001. As at September 30, 2002, "triple play" customers totaled 154,828 and accounted for 8.8% of our total customer base compared with 35,832 customers and 2.1% at September 30, 2001. This triple play customer base has grown by 19.8% in the three-month period ended September 30, 2002. Average monthly revenue per household for the three-month period ended September 30, 2002 decreased by (pound)0.65 from (pound)41.95 for the three-month period ended June 30, 2002 mainly due to falls in average CATV revenue per subscriber and a slightly changed subscriber mix. The three-month period ended June 30, 2002 benefited from approximately (pound)2 million received in "walled garden" termination fees from content suppliers who withdrew from our interactive service and, following the price rises earlier in the year, fewer customers subscribing to our top basic package.

         The competitive nature of the markets in which the Consumer Division operates will continue to restrict our ability to increase retail prices. Nevertheless, following price rises by our competitors, we introduced selected price rises across our CATV, telephony and internet product range in April 2002. For example, the "starter" digital TV pack, which includes a telephone line, has risen by (pound)2.00 to (pound)11.49. Other digital basic TV packages have risen by (pound)1.50 and the monthly price of our unmetered dial-up internet service, SurfUnlimited, has risen by (pound)2.00 to (pound)12.00. Our 512kb broadband internet service, blueyonder, remains at (pound)25.00 per month, if subscribed to in addition to our Active Digital or residential telephony services. We believe that our bundled offerings still remain competitive when compared with those offered by other operators.

         CABLE TELEVISION REVENUE

         Cable television revenue decreased by (pound)4 million or 4.7% from (pound)85 million for the three-month period ended September 30, 2001 to (pound)81 million for the three-month period ended September 30, 2002 due to net CATV disconnections of 28,248 subscribers during the period. Cable television revenue increased by (pound)11 million or 4.5% from (pound)243 million for the nine-month period ended September 30, 2001 to (pound)254 million in the nine-month period ended September 30, 2002. The increase was principally attributable to retail price increases introduced in July 2001 and April 2002, offset by higher churn rates experienced in the twelve-month period ended September 30, 2002 and lower subscriber revenues, particularly in the three-month period ended September 30, 2002.

         Total CATV subscribers connected decreased by 13,144 or 1.0% from 1,317,979 at September 30, 2001 to 1,304,835 at September 30, 2002. Increase in CATV subscribers in the six-month period ended March 31, 2002 were more than offset by disconnections in the six-month period ended September 30, 2002 following price rises introduced in April 2002 and changes in our retention policy as discussed above. CATV subscriber growth was also impacted by targeted marketing towards broadband rather than digital TV. Marketing of our TV services increased towards the end of the three-month period ended September 30, 2002 as we introduced our digital TV services to the former Eurobell franchises in the Southwest of the UK.

         As at September 30, 2002 we had an installed base of 829,196 digital subscribers, an increase of 187,702 or 29.3% compared with 641,494 as at September 30, 2001. Active Digital, comprised of a wide array of TV and radio channels, pay-per-view movies, interactive services and TV e-mail, has been rolled out in all franchise areas, excluding the Eurobell Southeast areas and our Cabletime areas where we currently offer only analogue services. We began rolling out Active Digital into our Eurobell Southwest areas in the three months ended 30 September 2002 and by that date we had attracted 944 subscribers.

         At September 30, 2002, 63.5% of all customer homes connected for CATV subscribed to Active Digital and 36.5% subscribed to our analogue TV product. This compares with 48.7% and 51.3%, respectively, at September 30, 2001. Excluding the Eurobell areas, our Active Digital services are taken by 66.8% of our CATV subscribers compared with 33.2% for analogue subscribers. The migration of analogue customers to digital has slowed during the three-month period ended September 30, 2002 compared with the corresponding period in the previous year due to our focus on cash and cost control. Only 10,416 Active Digital customers were added during the three-month period ended September 30, 2002 compared with 77,061 customers during the three-month period ended September 30, 2001.

         Average monthly revenue per CATV subscriber (combined digital and analogue), decreased by (pound)1.29 or 6.1% from (pound)21.31 for the three-month period ended September 30, 2001 to (pound)20.02 for the three-month period ended September 30, 2002 due partially to an increased percentage of subscribers choosing lower-priced service offerings. Average monthly revenue per CATV subscriber increased marginally by (pound)0.18 or 0.9% from (pound)20.61 for the nine-month period ended September 30, 2001 to (pound)20.79 for the nine-month period ended September 30, 2002, due to the increase in the number of our Active Digital subscribers, and price rises across our basic packages which were introduced in July 2001 and April 2002 offset by an increased percentage of subscribers choosing lower-priced service offerings. Average monthly revenue for digital CATV subscribers was (pound)23.12 for the nine-month period ended


                                       12
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September 30, 2002 compared with (pound)23.21 for the nine-month period ended
September 30, 2001, which reflects the actively managed change in the mix between premium and basic packages. For example, approximately 75% of our Active Digital subscribers at September 30, 2002 were taking "basic only" packages compared to approximately 71% at September 30, 2001. Due to the higher cost of the premium channels this increase in "basic only" packages reflects in higher margins being achieved for our CATV products. Average monthly revenue for digital CATV subscribers at (pound)23.12 for the nine-month period ended September 30, 2002 compared with (pound)17.39 for analogue CATV subscribers for the same period. From August 2002, the monthly price of the digital starter pack was raised from (pound)11.49 to (pound)15 for new acquisitions as we focus on improving the package mix of our subscribers. There has been no price change for existing subscribers. We are taking steps to offer better value for our customers and have recently enhanced our channel line-up with the introduction of Sky One, the Hallmark Channel, UK Gold +1 and Living +1 to our digital Essential package. We have also introduced Sky Sports News and UK History to our digital starter pack.

         Product penetration decreased marginally by 0.2 percentage points from 28.0% at September 30, 2001 to 27.8% at September 30, 2002 as a result of net subscriber disconnections discussed above. Average CATV subscriber churn increased 2.7 percentage points from 18.7% in the twelve-month period ended September 30, 2001 to 21.4% in the twelve-month period ended September 30, 2002.

         CONSUMER TELEPHONY REVENUE

         Consumer telephony revenue increased by (pound)2 million or 1.7% from (pound)120 million for the three-month period ended September 30, 2001 to (pound)122 million for the three-month period ended September 30, 2002 and by (pound)11 million or 3.0% from (pound)362 million for the nine-month period ended September 30, 2001 to (pound)373 million for the nine-month period ended September 30, 2002. The increase in consumer telephony revenue was primarily due to increases in the number of residential telephony customers and lines and selected price rises.

         The number of residential telephony subscribers increased by 23,524 or 1.5% from 1,591,666 at September 30, 2001 to 1,615,190 at September 30, 2002.
The number of residential lines decreased by 18,523 or 1.1% from 1,744,427 at September 30, 2001 to 1,725,904 at September 30, 2002. The increase in the number of residential telephony subscribers resulted from the impact of the take-up of Talk Unlimited leading to higher product penetration, offset in part by a decrease in second line penetration at September 30, 2002 compared with a year earlier.

         Talk Unlimited, which was launched in May 2001, is the only 24-hour 7 day-a-week flat-rate unmetered residential voice service available for local and national calls in the UK and accounted for 346,285 subscribers or 21.4% of our total telephony subscribers at September 30, 2002 an increase of 270,135 from 76,150 subscribers at September 30, 2001. This service, charged at a flat rate of (pound)25.00 per month including digital television, is successful in attracting new subscribers to our products and is available in all of our franchise areas.

         Residential telephony subscribers decreased by 10,815 during the three-month period ended September 30, 2002 (adding to the decrease of 9,510 subscribers during the three-month period ended June 30, 2002) following price rises in April 2002, and average subscriber churn increased by 0.5 percentage points from 16.7% for the twelve-month period ended September 30, 2001 to 17.2% for the twelve-month period ended September 30, 2002.

         Consumer telephony product penetration increased to 34.4% as at September 30, 2002 compared with 33.8% as at September 30, 2001. Second line penetration decreased to 6.9% as at September 30, 2002 from 9.6% as at September 30, 2001, due to the price increases for second lines during the twelve-month period ended September 30, 2002 and the migration of dial-up internet subscribers to our blueyonder broadband internet service.

         Average monthly revenue per line increased by 3.0% from (pound)22.43 for the three-month period ended September 30, 2001 to (pound)23.11 for the three-month period ended September 30, 2002 and increased by 2.5% from (pound)22.59 for the nine-month period ended September 30, 2001 to (pound)23.15 for the nine-month period ended September 30, 2002. Although average call volumes increased by approximately 2.5% year on year, our average revenue per minute only increased by approximately 1.5% over the same period. While we benefited from our simplified tariff known as "3-2-1-Free" and a growing number of calls made to mobile operators, boosting telephony revenue per minute, these factors were offset by the effects of price competition on our telephony charges and a change in the mix of calls made by our telephony subscribers, particularly the approximately 15% increase in the percentage of calls made to Internet Service Providers ("ISPs") at lower rates (or at no charge, in the case of our own SurfUnlimited subscribers). Residential telephony revenues remain under pressure due to the effect of subscribers substituting mobile calls for fixed line telephone calls and also the migration of dial-up internet subscribers to broadband services.

                                       13
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         INTERNET AND OTHER REVENUE

         Internet and other revenue, which arises wholly in our Consumer Division, increased by (pound)12 million or 109% from (pound)11 million in the three-month period ended September 30, 2001 to (pound)23 million in the three-month period ended September 30, 2002 and by (pound)31 million or 119% from (pound)26 million in the nine-month period ended September 30, 2001 to (pound)57 million in the nine-month period ended September 30, 2002. These increases are due to increases in internet income which increased by (pound)13 million to (pound)22 million in the three-month period ended September 30, 2002 from (pound)9 million in the three-month period ended September 30, 2001 and by (pound)34 million to (pound)53 million in the nine-month period ended September 30, 2002 from (pound)19 million in the nine-month period ended September 30, 2001.

         We began marketing our 512kb high-speed internet service for home personal computers, "blueyonder broadband internet," on a national basis from the start of 2001, and on June 17, 2002 we announced the launch of our new 1,024kb (i.e. 1Mb) blueyonder broadband internet service. The number of blueyonder broadband internet subscribers increased by 38,779 or 21.9% from 177,394 to 216,173 for the three-month period ended September 30, 2002 and by 163,039 from 53,134 at September 30, 2001 to 216,173 (including 20,956 subscribers to our 1Mb service launched in June 2002) at September 30, 2002. With the exception of our Eurobell South-East areas and our Cabletime areas, we now have full coverage across all of our regions. We began rolling out blueyonder broadband internet in our Eurobell South-West areas during the three-month period ending September 30, 2002 and attracted 1,247 subscribers in those areas at that date.

         We charge (pound)29.99 per month for our 512kb and (pound)39.99 for our 1Mb blueyonder broadband internet services on a stand-alone basis or (pound)25.00 and (pound)35.00, respectively, if purchased in addition to our CATV and/or telephony services. As such, our blueyonder broadband internet customers significantly contribute to the growth in our average monthly revenue and 154,828 customers or 71.6% of our blueyonder broadband internet customers also take both cable television and telephony services from us. Blueyonder broadband internet churn increased in the three-month period ended September 30, 2002 from 9.5% to 11.7% as our subscriber base grew and also due to the churn of some customers who were initially attracted by promotions earlier in the year offering free trials and discounted installation fees.

         Dial-up internet subscribers to our blueyonder SurfUnlimited product, the UK's first un-metered internet access service, together with our blueyonder pay-as-you-go metered internet service decreased by 6,874 or 2.4% from 291,044 at September 30, 2001 to 284,170 at September 30, 2002 as subscribers migrated to our blueyonder broadband internet service. Consequently, as at September 30, 2002 we had 500,343 internet subscibers in total, compared with 344,178 as at September 30, 2001, an increase of 156,165 or 45.4%.

         Other revenues are derived from the sales of cable publications and contributed (pound)1 million of revenue in the three-month period ended September 30, 2002 compared with (pound)2 million in the three-month period ended September 30, 2001 and (pound)4 million in the nine-month period ended September 30, 2002 compared with (pound)7 million in the nine-month period ended September 30, 2001.

BUSINESS SERVICES REVENUE

         Business Services Division revenue increased by (pound)4 million or 6.1% from (pound)66 million for the three-month period ended September 30, 2001 to (pound)70 million for the three-month period ended September 30, 2002 and by (pound)11 million or 5.4% from (pound)202 million for the nine-month period ended September 30, 2001 to (pound)213 million for the nine-month period ended September 30, 2002. These increases resulted from the increased sales of voice and data services, primarily to Small to Medium-sized Enterprises ("SMEs") and increased revenues contributed by our Carrier Services Unit, offset in part by a decrease in average monthly revenue per line from our business customers. Excluding our Carrier Services Unit, revenues increased by (pound)4 million or 7.4% from (pound)54 million for the three-month period ended September 30, 2001 to (pound)58 million for the three-month period ended September 30, 2002 and by (pound)8 million or 5.0% from (pound)161 million for the nine-month period ended September 30, 2001 to (pound)169 million for the nine-month period ended September 30, 2002.

         The increase in the sale of voice and data services resulted primarily from an increase in the number of business customers accounts using these services and the number of lines used by those accounts. Business customer accounts increased by 3,299 accounts or 4.7% from 70,753 at September 30, 2001 to 74,052 at September 30, 2002. Business telephony lines increased by 27,414 lines or 6.4% from 430,974 at September 30, 2001 to 458,388 at September 30, 2002.

         The Business Division continues to benefit from growth in the provision of data services across all market segments with the launch of IPVPN (Internet Protocol Virtual Private Network) - a secure and scalable private network solution that enables companies to send voice, video and data through one single, efficient connection.

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         Our Carrier Services Unit, which provides our fiber optic National
Network to other carriers and operators, thereby exploiting our fixed network investment by providing new revenues at higher margins, contributed (pound)12 million of revenue for both the three-month period ended September 30, 2002 and for the corresponding period in 2001 and (pound)44 million for the nine-month period ended September 30, 2002 compared with (pound)41 million for the corresponding period in 2001. Revenue in the nine-month period ended September 30, 2002 benefited from the recognition of (pound)8 million from an Atlantic Telecommunications contract, previously deferred and being recognized over 20 years. Atlantic Telecommunications was placed in administration and therefore this contract was released from its terms, allowing us to credit the deferred revenue in the current period. Revenues from this unit tend to be derived from a relatively small number of high value, short and long-term contracts and can therefore fluctuate from period to period. Over recent periods our Carrier Services Unit has been negatively impacted by a general weakness in the market in which it operates.

         Average monthly revenue per line decreased marginally from (pound)43.32 for the three-month period ended September 30, 2001 to (pound)43.14 for the three-month period ended September 30, 2002 and by (pound)2.53 or 5.6% from (pound)44.86 for the nine-month period ended September 30, 2001 to (pound)42.33 for the nine-month period ended September 30, 2002, due to increased competition in the marketplace.

CONTENT DIVISION REVENUE

         The net revenue of Flextech, our Content Division decreased by (pound)3 million or 10.0% from (pound)30 million for the three-month period ended September 30, 2001 to (pound)27 million for the three-month period ended September 30, 2002 and by (pound)13 million or 14.1% from (pound)92 million for the nine-month period ended September 30, 2001 to (pound)79 million for the nine-month period ended September 30, 2002. These revenues are after eliminating inter-divisional trading between Flextech and Telewest of (pound)2 million and (pound)8 million for the three and nine-month periods ended September 30, 2001, respectively, and (pound)4 million and (pound)11 million for the three and nine-month periods ended September 30, 2002, respectively. Before elimination of this inter-divisional trading, the Content Division's revenue decreased by (pound)1 million or 3.1% from (pound)32 million for the three-month period ended September 30, 2001 to (pound)31 million for the three-month period ended September 30, 2002 and by (pound)10 million or 10% from (pound)100 million for the nine-month period ended September 30, 2001 to (pound)90 million for the nine-month period ended September 30, 2002.

         The nine-month period ended September 30, 2001 included revenues from HSNDI and Screenshop, which were either closed down or sold during 2001. The period also included a substantial Government grant payment in respect of the set-up of Living Health, our broadband interactive TV health service and was the last period before BSkyB's analogue switch-off, which has affected revenues from the sale of spare analogue transponder capacity. The revenue from all these items was (pound)14 million for the nine-month period ended September 30, 2001 compared to (pound)1 million for the nine-month period ended September 30, 2002.

         Our Content Division's subscription revenue remained the same for the three-month period ended September 30, 2002 as the corresponding period in 2001 and increased by (pound)1 million for the nine-month period ended September 30, 2002 compared with the nine-month period ended September 30, 2001, and its share of the revenue of UKTV (our joint venture with BBC Worldwide) remained at (pound)15 million for the three-month period ended September 30, 2002 and increased by (pound)1 million or 2.1% from (pound)47 million for the nine-month period ended September 30, 2001 to (pound)48 million for the nine-month period ended September 30, 2002. These increases resulted primarily from an increase in the number of homes which were receiving programming from our Content Division until the closure of ITV Digital on April 30, 2002 (see below), offset in part by lower subscription rates from Sky Digital subscribers. As at September 30, 2002, due particularly to the closure of ITV Digital, the number of homes receiving programming from our Content Division had fallen to 9.6 million from
10.3 million at September 30, 2001.

         The closure of ITV Digital on April 30, 2002 has negatively affected the revenues of UKTV. The effect of the closure on the Content Division's share of revenue is approximately (pound)1.5 million per quarter. As a result of the closure of ITV Digital, UKTV closed one of its channels, Play UK, on September 30, 2002. None of the Content Division's wholly owned channels were carried on the ITV Digital platform.

         Advertising revenue, within total Content Division's revenue and including our share of UKTV's advertising revenue, increased by 20% during the three-month period ended September 30, 2002 over the three-month period ended September 30, 2001 and by 9.3% during the nine-month period ended September 30, 2002 over the nine-month period ended September 30, 2001. Our share of total United Kingdom television national advertising revenues increased from 3.2% for the nine-month period ended September 30, 2001 to 3.4% for the nine-month period ended September 30, 2002, an increase during a period which was marked by an overall decline in UK television national advertising revenue of 2.3% compared to the previous year. Our share of basic pay-television viewing decreased from


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21.1% in the nine-month period ended September 30, 2001 to 19.8% in the nine-month period ended September 30, 2002 due to increased competition in the multi-channel market.

         Flextech and UKTV have recently announced that they will provide general entertainment channels as part of the line-up for Freeview a new digital terrestrial television service launched by the BBC and Crown Castle International on October 30, 2002. Flextech and UKTV will jointly fill one of the 24-hour general entertainment slots on the new Freeview platform. It will consist of two separate channels with distinct 12-hour offerings. Flextech's new channel called "f tn" will broadcast daily between 6pm and 6am and UKTV's new channel, UK Homes will ultimately broadcast between 6am and 6pm.

         Flextech and UKTV have also recently extended their brands by launching two new time-shifted versions of their most popular channels, UK Gold +1 and Living +1. UKTV has also launched a completely new channel, UK History which will be available on all multi-channel platforms.

OPERATING COSTS AND EXPENSES

         Our operating costs and expenses before depreciation and amortization decreased by (pound)3 million or 1.3% from (pound)231 million in the three-month period ended September 30, 2001 to (pound)228 million in the three-month period ended September 30, 2002 and by (pound)23 million or 3.2% from (pound)718 million in the nine-month period ended September 30, 2001 to (pound)695 million in the nine-month period ended September 30, 2002, due to reduced consumer programming expenses, business and consumer telephony expenses, and content expenses partially offset by increases in selling, general and administrative costs principally caused by higher payroll costs due to our current redundancy program.

         Consumer programming expenses decreased by (pound)3 million or 8.8% from (pound)34 million for the three-month period ended September 30, 2001 to (pound)31 million for the three-month period ended September 30, 2002 representing 13.6% of total operating costs before depreciation and amortization for the three-month period ended September 30, 2002, compared with 14.7% for the three-month period ended September 30, 2001. Consumer programming expenses decreased by (pound)13 million or 11.9% from (pound)109 million for the nine-month period ended September 30, 2001 to (pound)96 million for the nine-month period ended September 30, 2002 representing 13.8% of total operating costs before depreciation and amortization for the nine-month period ended September 30, 2002, compared with 15.2% for the nine-month period ended September 30, 2001. Decreased consumer programming expenses were principally the result of lower programming costs resulting from an increase in the number of our television subscribers choosing to subscribe to packages with fewer or no premium channels, and favorable renegotiations with certain programmers for content contracts, offset by increased costs of programming for our digital packages, which have more channels than their analogue counterparts.

         Business and consumer telephony expenses decreased by (pound)5 million or 8.8% from (pound)57 million for the three-month period ended September 30, 2001 to (pound)52 million for the three-month period ended September 30, 2002, representing 22.8% of total operating costs before depreciation and amortization for the three-month period ended September 30, 2002, compared with 24.7% for the three-month period ended September 30, 2001. Business and consumer telephony expenses decreased by (pound)13 million or 7.3% from (pound)178 million for the nine-month period ended September 30, 2001 to (pound)165 million for the nine-month period ended September 30, 2002, representing 23.7% of total operating costs before depreciation and amortization, for the nine-month period ended September 30, 2002, compared with 24.8% for the nine-month period ended September, 2001. These decreases resulted principally from reductions in termination rates and re-routing of traffic to the least-cost provider.

         The Content Division's cost of sales decreased by (pound)2 million or 10.5% from (pound)19 million for the three-month period ended September 30, 2001 to (pound)17 million for the three-month period ended September 30, 2002, representing 7.5% of total operating costs before depreciation and amortization for the three-month period ended September 30, 2002 compared with 8.2% for the three-month period ended September 30, 2001. The Content Division's cost of sales decreased by (pound)9 million or 15.8% from (pound)57 million for the nine-month period ended September 30, 2001 to (pound)48 million for the nine-month period ended September 30, 2002, representing 6.9% of total operating costs before depreciation and amortization for the nine-month period ended September 30, 2002 compared with 7.9% for the nine-month period ended September 30, 2001. The Content Division's cost of sales consists principally of amortization costs of programming shown on its TV channels, direct costs associated with its advertising revenues, and costs of products sold through its web and transactional services. The Content Division's cost of sales was 63.0% of the Content Division's revenues for the three-month period ended September 30, 2002 compared with 63.3% for the three-month period ended September 30, 2001 and 60.8% of the Content Division's revenues for the nine-month period ended September 30, 2002 compared with 62.0% for the nine-month period ended September 30, 2001.

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         Depreciation expense increased by (pound)9 million or 7.7% from
(pound)117 million for the three-month period ended September 30, 2001 to (pound)126 million for the three-month period ended September 30, 2002 and by (pound)26 million or 7.5% from (pound)346 million for the nine-month period ended September 30, 2001 to (pound)372 million for the nine-month period ended September 30, 2002. These increases are primarily attributable to the increased capital expenditure associated with the roll-out of our Active Digital and high-speed internet products and write off of certain cancelled capital projects.

         Selling, general and administrative expenses ("SG&A") which include, among other items, salary and marketing costs, increased by (pound)7 million or 5.8% from (pound)121 million for the three-month period ended September 30, 2001 to (pound)128 million for the three-month period ended September 30, 2002 and by (pound)12 million or 3.2% from (pound)374 million in the nine-month period ended September 30, 2001 to (pound)386 million in the nine-month period ended September 30, 2002. On May 2, 2002, we announced that we were reducing our staffing levels by approximately 1,500. This is part of a group reorganization, which aims amongst other things to streamline management and flatten reporting lines. The increases in SG&A primarily reflected the net increase in employment costs due to redundancy charges following our announcement on May 2, 2002 (partially offset by reductions in payroll costs from decreasing numbers of employees), and increased expense associated with the marketing of our broadband and digital products and was partially offset by decreases in other overhead expenses as we continue to achieve cost efficiencies across the Group. Redundancy costs incurred during the three and nine-month periods ended September 30, 2002 were approximately (pound)11 million and (pound)20 million, respectively. We do not anticipate that there will be further significant costs in the fourth quarter of 2002 as we complete the redundancy consultation period. Excluding redundancy costs, SG&A would have decreased by (pound)4 million and (pound)8 million for the three-month and nine-month periods ended September 30, 2002, respectively. SG&A decreased as a percentage of total operating costs, before depreciation and amortization from 56.3% for the three-month period ended September 30, 2001 to 56.1% for the three-month period ended September 30, 2002 and increased from 52.1% for the nine-month period ended September 30, 2001 to 55.5% for the nine-month period ended September 30, 2002. After capitalization to related property and equipment, staff costs increased to (pound)75 million for the three-month period ended September 30, 2002 from (pound)74 million for the three-month period ended September 30, 2001 and to (pound)210 million for the nine-month period ended September 30, 2002 from (pound)200 million for the nine-month period ended September 30, 2001, reflecting the redundancy costs offset by decreased ongoing payroll costs as we reduced headcount by some 1,600 employees from a base of approximately 11,300 as at September 30, 2001.

         Total labor and overhead costs capitalized in connection with new subscriber installations and enhancements to our networks decreased by (pound)7 million or 14.0% from (pound)50 million for the three-month period ended September 30, 2001 to (pound)43 million for the three-month period ended September 30, 2002 and decreased by (pound)5 million or 3.4% from (pound)146 million for the nine-month period ended September 30, 2001 to (pound)141 million for the nine-month period ended September 30, 2002.

         Under SFAS 142, effective from January 1, 2002, goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity method investments will also no longer be amortized under SFAS 142 but will be subject to impairment testing as part of the investment to which it relates in accordance with APB 18. Accordingly, there was no charge for amortization of goodwill in the three and nine-month periods ended September 30, 2002 compared to charges of (pound)46 million and (pound)137 million for the three and nine-month periods ended September 30, 2001, respectively. No impairment resulted from the initial adoption of SFAS 142 on January 1, 2002. We are currently re-assessing the long-term future cash flows in our business plan. Although this assessment is ongoing and has not been concluded, it is expected to result in a significant impairment of the carrying value of our property and equipment and goodwill. We expect to conclude this assessment in the fourth quarter and will reflect non-cash impairment charges in that quarter.

OTHER INCOME/(EXPENSE)

         Other expense, net of income, decreased by (pound)8 million or 7.1% from (pound)112 million for the three-month period ended September 30, 2001 to (pound)104 million for the three-month period ended September 30, 2002 and by (pound)103 million or 30.7% from (pound)335 million for the nine-month period ended September 30, 2001 to (pound)232 million for the nine-month period ended September 30, 2002. This consisted primarily of increased net foreign exchange gains offset by increased interest expense.

         Interest expense increased by (pound)21 million or 16.9% from (pound)124 million for the three-month period ended September 30, 2001 to (pound)145 million for the three-month period ended September 30, 2002 and by (pound)52 million or 15.1% from (pound)345 million for the nine-month period ended September 30, 2001 to (pound)397 million for the nine-month period ended September 30, 2002. These increases were primarily as a result of the additional


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interest expense incurred under our bank facilities with respect to additional borrowing to fund the continued roll-out of digital television and high-speed internet products and general working capital.

         Foreign exchange gains, net, increased by (pound)53 million from (pound)16 million in the three-month period ended September 30, 2001 to (pound)69 million in the three-month period ended September 30, 2002 and by (pound)146 million from (pound)7 million in the nine-month period ended September 30, 2001 to (pound)153 million in the nine-month period ended September 30, 2002. These gains were primarily the result of the US dollar significantly weakening against the pound sterling during the three and nine-month periods ended September 30, 2002. In previous periods our dollar-denominated debt was substantially hedged. Following the termination of all of our derivative arrangements (see "Liquidity and Capital Resources" below), we now have a significantly higher proportion of unhedged dollar-denominated liabilities that have been translated at period-end exchange rates contributing to higher foreign exchange gains as the US dollar has weakened against the pound sterling.

         Interest income was (pound)6 million for the three-month period ended September 30, 2002 compared with (pound)4 million for the three-month period ended September 30, 2001 and (pound)13 million for the nine-month period ended September 30, 2002 compared with (pound)12 million for the nine-month period ended September 30, 2001. Interest income was generated from the higher cash balances held by us during the three and nine-month periods ended September 30, 2002 as a result of unwinding certain foreign exchange contracts and drawing down under our existing senior secured facility (the "Existing Facility") in advance of funding requirements.

         Our share of net losses of our affiliated companies, accounted for under the equity method of accounting, was a (pound)4 million loss for the three-month period ended September 30, 2002 and a (pound)5 million loss for the nine-month period ended September 30, 2002 compared with a (pound)7 million loss for the the three-month period ended September 30, 2001 and a (pound)2 million loss for the nine-month period ended September 30, 2001. Our principal affiliated companies at September 30, 2002 include UK Gold Holdings Limited, UK Channel Management Limited, SMG and Blueyonder Workwise Limited.

         Other profits/losses, net, amounted to a loss of (pound)30 million in the three-month period ended September 30, 2002 compared with a loss of (pound)1 million in the three-month period ended September 30, 2001 and a net profit of (pound)4 million in the nine-month period ended September 30, 2002 compared with a net loss of (pound)7 million in the nine-month period ended September 30, 2001. The net profit of (pound)4 million arose primarily as a result of gains totaling (pound)33 million arising on the disposal of our investments in our subsidiary The Way Ahead Group Limited and in an affiliated company, TV Travel Group Limited offset by a write off of (pound)30 million in the three-month period ended September 30, 2002 against our investment in SMG. At an Extraordinary General Meeting of the Company on September 4, 2002, shareholder approval was received to dispose of the Company's shareholding in SMG within 12 months of September 4, 2002. As a result, the investment in SMG has been re-classified from fixed assets to current assets and has been valued at market value. This resulted in a (pound)30 million write off to the carrying value of the investment. The sale was completed on November 6, 2002, resulting in approximately (pound)20 million in proceeds net of expenses and repayment of indebtedness secured by the shares.

         Following the replacement of our old senior secured credit facility and the Flextech facility during the three-month period ended March 31, 2001, we recorded an extraordinary loss of (pound)15 million in the nine-month period ended September 30, 2001 due to the write-off of the bank facility fees which were being deferred and amortized over the life of those facilities.


LIQUIDITY AND CAPITAL RESOURCES

         On September 30, 2002 we announced that we had reached a non-binding preliminary agreement relating to a restructuring of our balance sheet with an ad hoc committee of our bondholders (the "Bondholders Committee"). The agreement provides for the cancellation of all outstanding notes and debentures issued by the Company and Telewest Finance (Jersey) Limited (the "Notes") and certain unsecured foreign exchange hedge contracts in exchange for new ordinary shares representing 97% of the issued share capital of the Company immediately after the restructuring (for further disclosure relating to the restructuring, see "Recent Developments").

         Notwithstanding the expected completion of the restructuring, over the next twelve months, the margin of our available financing over requirements is not large and consistent delivery of budget is necessary to ensure continued compliance with the terms of the financial covenants of the Existing Facility relating to our financial and operational performance. We anticipate that in order to obtain the required approval of our senior lenders to any final restructuring agreement, we will be required to amend these covenants and/or agree to additional covenants by entering into an amended and restated senior secured facility (the "Amended Facility"). We expect that any amended or


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additional covenants will continue to require our consistent delivery of budget.
Prior to reaching final agreement with the senior lenders as to the Amended Facility, we will not be able to access further funding from the senior lenders. However, the Company had (pound)351 million of available cash as at September
30, 2002 that, subject to certain restrictions agreed with its senior lenders, could be used for operational purposes.

         In 2002, we had the opportunity to terminate in-the-money foreign exchange derivative contracts that fluctuate in value. In March 2002, we terminated certain of these derivative contracts, netting (pound)74 million cash inflow to us, and in May 2002, we realized an additional (pound)30 million cash inflow. In addition, in July 2002, we terminated further hedging arrangements that resulted in a cash outflow of (pound)28 million. In the three-month period ended September 30, 2002, we terminated all our remaining hedging arrangements with a nominal value of $2.3 billion (approximately (pound)1.5 billion). Contracts with a nominal value of $1 billion were settled in cash resulting in an outflow of (pound)28 million. On September 30, 2002, our Board of Directors announced that it was deferring the settlement of our remaining foreign exchange hedge contracts. These remaining contracts have a nominal value of $1.3 billion and aggregate settlement costs of (pound)33 million.

         On November 6, 2002 we sold our 16.9% holding in SMG and realized approximately (pound)20 million in proceeds net of expenses and the repayment of a loan which had been secured by a charge over our shareholding (see "Recent Developments").

         Since our initial public offering in 1994, we have financed the capital costs of our network construction, our operations and our investments in General Cable PLC ("General Cable"), Birmingham Cable Corporation Limited ("Birmingham Cable"), Cable London PLC ("Cable London"), Flextech, Eurobell and in affiliated companies, primarily from:

           o the proceeds of the initial public offering of our ordinary shares ((pound)414 million, net of fees);

           o the issuance in September 1998 of ordinary shares as partial funding for the General Cable merger ((pound)241 million);

           o the issuance in November 1999 of ordinary shares under a rights issue to fund the Cable London acquisition ((pound)416 million);

           o the issuance to Deutsche Telekom ("DT") in November 2000, January 2001 and May 2001, respectively, of an aggregate of(pound)254 million Accreting Convertible Notes due 2003 as consideration for its 100% interest in Eurobell;

           o the issuance in October 1995 of $300 million principal amount of Senior Debentures due 2006 and $1,537 million principal amount at maturity of Senior Discount Debentures due 2007;

           o the issuance in November 1998 of $350 million principal amount of Senior Notes due 2008;

           o the issuance in February 1999 of(pound)300 million principal amount of Senior Convertible Notes due 2007;

           o the issuance in April 1999 of(pound)325 million principal amount at maturity and $500 million principal amount at maturity of Senior Discount Notes due 2009;

           o the issuance in January 2000 of $450 million principal amount at maturity of Senior Discount Notes due 2010 and(pound)180 million principal amount and $350 million principal amount of Senior Notes due 2010;

           o the issuance in July 2000 of $500 million Senior Convertible Notes due 2005;

           o borrowings under the Senior Secured Facility and Institutional Tranche (as described below), (an aggregate of (pound)1,840 million outstanding at June 30, 2002);

           o the raising of a loan secured by a charge over our shareholding in SMG and following repayment of the loan, the sale of our shares on 6 November, 2002 (the total financing raised in respect of these transactions was approximately (pound)47 million, see "Recent Developments"); and

           o          cash from operations.

         Where appropriate, we have also used leasing and vendor financing. At September 30, 2002, obligations under these financing arrangements amounted to (pound)221 million, (pound)210 million in respect of finance leasing to fund the purchase of certain equipment and (pound)11 million of finance provided by vendor companies, respectively, compared with (pound)242 million and (pound)44 million, respectively, at September 30, 2001. Until we have reached final


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agreement with our bank lenders concerning the Amended Facility and completed our restructuring, we will not be able to incur further leasing and vendor financing.

         We face the following significant risks and uncertainties:

           o the ability to successfully complete our balance sheet restructuring;

           o successful execution of our long-term business plan, which in turn will affect our ability to raise further finance under the Existing or Amended Facility as applicable; and

           o the ability to meet financial covenants necessary to secure further finance under the Existing or Amended Facility as applicable or to otherwise raise the finance necessary to fund our operations.

         For the nine-month period ended September 30, 2002, we had a net cash outflow from operating activities of (pound)12 million compared with (pound)23 million for the nine-month period ended September 30, 2001.

         We incurred a net cash outflow from investing activities of (pound)328 million for the nine-month period ended September 30, 2002 compared with (pound)376 million for the nine-month period ended September 30, 2001, a decrease of (pound)48 million or 12.9%. Capital expenditure accounted for (pound)357 million of the total in 2002 compared with (pound)377 million in 2001. See "Capital Expenditure" below.

         Net cash provided by financing activities totalled (pound)677 million for the nine-month period ended September 30, 2002 compared with (pound)343 million for the nine-month period ended September 30, 2001. For the nine-month period ended September 30, 2002, net cash provided by financing activities consisted primarily of (pound)640 million in drawdowns from our Existing Facility and a net (pound)76 million realized on termination of certain US dollar/pound sterling exchange rate hedging arrangements. Net cash provided by financing activities for the nine-month period ended September 30, 2001 included the repayment on March 16, 2001 of (pound)810 million and (pound)122 million under our old senior secured credit facility and the Flextech facility, respectively, with a drawdown from our Existing Facility.

         We anticipate that our principal uses of cash in the future will be to fund our operations (including operating losses), capital expenditure and to service debt. Although we expect to continue to incur operating losses, we anticipate that they will reduce as we continue to realize the benefits of our roll-out of digital television and high-speed internet services which we believe will continue to increase product penetration, increase revenue per customer in our residential and business markets, and achieve the cost-efficiencies of delivering these services over our owned broadband network. Notwithstanding that we expect our capital expenditure requirements to continue to decrease in 2003, we also expect to continue to have significant capital needs in the future. With the majority of our network construction complete and substantially all network upgrades necessary for delivery of telephony and digital services complete, we anticipate that our capital expenditure will be largely driven by the costs associated with the connection of new subscribers (which will vary depending upon the take-up of our services) and of the replacement of network assets at the end of their useful lives. In May 2002, we announced a plan to reduce operating costs through such measures as divisional reorganization and head count reductions (now largely completed) and to reduce capital expenditures by delaying or cancelling non-core projects such as video-on-demand. This plan is ongoing.

         We anticipate that our principal sources of funds in the future will be proceeds from bank facilities, additional vendor financing, if available, the strategic sale of assets, cash in hand and cash flow from operating activities. Our future actual funding requirements could exceed currently anticipated requirements. Differences may result from higher-than-anticipated costs or capital expenditure and/or lower than anticipated revenues. Our actual costs, capital expenditure and revenues will depend on many factors, including, inter alia, consumer demand for voice, video, data and internet services, the impact on our business of new and emerging technologies, the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment, the development of the interactive e-commerce market, consumer acceptance of cable telephony as a viable alternative to British Telecommunications plc's ("BT") telephony services, and the continued downward pressure on telephony margins.

         As of September 30, 2002, we had cash balances of (pound)351 million (excluding (pound)12 million that is restricted as to use to providing security for leasing obligations). However, we are currently unable to access further funding until such time as the Amended Facility is agreed with the senior lenders. Our cash balances have increased by (pound)337 million during the nine-month period ended September 30, 2002 mainly as a result of drawdowns from our senior bank facility (see below), (pound)76 million of cash realized on the termination of certain foreign exchange contracts and (pound)29 million received in respect of the disposal of our shareholdings in TV Travel Group Limited and The Way Ahead Group Limited.

         Following the Flextech merger in April 2000, we had two separate bank facilities:

           o we were party to a(pound)1.5 billion senior secured credit facility; and


                                       20
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           o          Flextech and its subsidiaries were party to a(pound)200
                      million senior secured credit facility.

         On March 16, 2001, we entered into the Existing Facility with a syndicate of banks for (pound)2.25 billion. The terms of the loan agreement governing the Senior Secured Facility allowed us to raise (pound)250 million from institutional investors (the "Institutional Tranche") and raise a further (pound)500 million of vendor financing. The first drawdown under this new facility was used to repay our old senior secured credit facility and the Flextech facility, noted above. On October 17, 2001, GE Capital Structured Finance Group Limited, an affiliate of GE Capital, lent us (pound)125 million as part of the (pound)250 million Institutional Tranche. Additionally, on March 12, 2002, we announced that we had secured a further (pound)20 million of institutional funding from Newcourt Capital (UK) Ltd., a subsidiary of CIT Group Inc. As at September 30, 2002, (pound)221 million of leasing and vendor financing had been incurred.

         As part of the negotiations with our senior lenders in respect of a restructuring, on August 21, 2002 and September 27, 2002, the Company and its senior lenders amended certain provisions of the Existing Facility restricting the level of our permitted borrowings, investments, encumbrances and disposals. On October 31, 2002 we announced that we were close to reaching an agreement with a steering committee of our senior lenders and the Bondholders' Committee with respect to the Amended Facility. The agreement includes total committed amount of the facilities; maturity; margins; and financial covenants. We expect that the Amended Facility will provide us with liquidity which we believe will be sufficient to meet our funding needs going forward. This agreement is conditional on various matters including the completion of the restructuring on terms satisfactory to our senior lenders.

         Until a final agreement is reached with our senior lenders we continue to operate under the Existing Facility, as amended on August 21 and September 27, 2002. Borrowings under the Existing Facility are secured on our assets, including partnership interests and shares of subsidiaries, and, except for the Institutional Tranche, bear interest at between 0.5% and 2.25% above LIBOR (depending on the ratio of borrowings to quarterly annualized consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR. The terms of the facility restrict transfers or disposals of assets from certain subsidiary companies. These restrictions relate to the type and value of the consideration that can be accepted. Currently our ability to borrow under the Existing Facility is restricted by amendments agreed with our senior lenders on August 21 and September 27, 2002 referred to above. When a final agreement is reached with our senior lenders our ability to borrow under the Amended Facility will be subject to, among other things, our compliance with the financial and other covenants set forth in the loan agreement governing that facility and failure to comply with those covenants could result in all amounts outstanding thereunder becoming immediately due and payable. We anticipate that a final agreement with our senior lenders will include amendments to existing covenants and/or the addition of new covenants relating to our financial and operational performance. We expect to be in compliance with our financial covenants for at least 12 months from the date of issue of these financial statements.

         As anticipated, the decision to defer payment of interest under certain of our Notes and the settlement of certain foreign exchange hedge contracts has resulted in defaults under the Existing Facility. A default under the Existing Facility generally allows a group of our senior lenders, representing not less than two thirds in value of amounts borrowed under that facility, to declare all amounts owed to be immediately payable. Given progress reached to date in respect of amending our Existing Facility as part of a restructuring agreement, we do not expect our senior lenders to demand repayment on account of any default under the Existing Facility. There can be no assurance, however, that our senior lenders will not demand repayment of all amounts outstanding under the Existing Facility based on a now existing or future default.

         We regularly monitor our ongoing ability to draw down under our bank facilities, which is dependent on satisfying the financial covenants contained in the loan agreement governing those facilities. We expect that when agreed the Amended Facility will include covenants, compliance with which will require us to improve business performance and profitability. Our long-term business plan anticipates that we will be able to grow at a rate which will allow us to meet these covenants. However, this long-term plan includes forecast information, the principal assumptions of which are clearly subject to a degree of risk, in particular our ability to increase revenues in accordance with our plans. If we were unable to remain compliant with our covenants (or to meet our debt service obligations), we could attempt to further restructure or refinance some or all of our existing indebtedness or to seek additional funding. We cannot assure you, however, that we would be able to do so on satisfactory terms, if at all.

         We believe we have adequate resources to continue in operational existence for a period of at least 12 months from the date of issue of these financial statements. This belief assumes the successful conclusion of a restructuring of our balance sheet (and any required amendments to the Existing Facility).

                                       21
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CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

         Our contractual obligations and commercial commitments as of September 30, 2002 are summarized in the table below. See "Recent Developments" for a description of the re-classification of certain of our long-term debt post September 30, 2002.


------------------------------------------------------------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS
------------------------------------------------------------------------------------------------------------------------------------
                             PAYMENTS DUE BY PERIOD
                                                            TOTAL  LESS THAN 1 YEAR        1-3 YEARS       4-5 YEARS   AFTER 5 YEARS
                                                         (POUND)M          (POUND)M         (POUND)M        (POUND)M        (POUND)M
---------------------------------------------------- ------------- ----------------- ---------------- --------------- --------------
Long-term debt.......................................... 5,514                39              903           2,051           2,521
Capital lease obligations................................  210                44               72              57              37
Operating leases.......................................... 149                13               23              21              92
Unconditional purchase obligations..................       607               607                -               -               -
Other long-term obligations............................      6                 6                -               -               -
---------------------------------------------------- ------------- ----------------- ---------------- --------------- --------------
Total contractual obligations........................... 6,486               709              998           2,129           2,650
==================================================== ============= ================= ================ =============== ==============


         The following table includes information about our commercial commitments as of September 30, 2002. Commercial commitments are items that we could be obligated to pay in the future. They are not required to be included in the balance sheet.


------------------------------------------------- ----------------------------------------------------------------------------------
OTHER COMMERCIAL COMMITMENTS
------------------------------------------------- ----------------------------------------------------------------------------------
                                                  AMOUNT OF COMMITMENT EXPIRATION PER PERIOD


                                                    TOTAL AMOUNTS  LESS THAN  1 YEAR        1-3 YEARS        4-5 YEARS       AFTER 5
                                                        COMMITTED                                                              YEARS
                                                         (POUND)M           (POUND)M         (POUND)M         (POUND)M      (POUND)M
------------------------------------------------ ----------------- ------------------ ---------------- ---------------- ------------
Guarantees...........................................       17                  5                -          12             -
================================================ ================= ================== ================ ================ ============


         We have no other contractual or commercial commitments.


CAPITAL EXPENDITURE

         Additions to property and equipment in the nine-month period ended September 30, 2002 totaled (pound)330 million, a decrease of (pound)144 million or 30.4% from (pound)474 million for the nine-month period ended September 30, 2001. Our capital expenditure has primariLY funded the construction of local distribution networks and our National Network, capital costs of installing customers, and enhancements to our network for new product offerings. The additions in the nine-month period ended September 30, 2002 were principally a result of network upgrades and new subscriber installations in connection with our roll-out of digital television and high-speed internet services. At September 30, 2002 our broadband network was capable of providing 77.6% of the homes in our franchises with both cable television and cable telephony services.


                                       22
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         We have substantially completed all network upgrades necessary for delivery of our digital television and high-speed internet services. Consequently, we anticipate that capital expenditures associated with our services will be largely driven by the connection of new subscribers (which will depend on the take-up of our services) and of the replacement of network assets at the end of their useful lives, Capital expenditure in the nine-month period ended September 30, 2002 at (pound)330 million is in line with management's stated aim of reducing capital expenditure to below (pound)500 million for the the full year to December 31, 2002. In 2003, management will continue to focus on reducing capital expenditure.

         Included in the table of contractual obligations shown above is a total of (pound)7 million relating to capital expenditure authorized by us for which no provision has been made in the consolidated financial statements. This amount includes subscriber installations (e.g., set-top boxes) for customer growth, network enhancements and computer projects necessary for the maintenance of the infrastructure of our business. In addition, and also included in the table, we have contracted to buy (pound)20 million of programming rights for which the license period has not yet started. These commitments will be funded when required from operating cash flow and available bank facilities. Both of these amounts are shown as being payable in less than 1 year.


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

       MARKET RISK

         The principal market risks to which we were exposed during the nine-month period ended September 30, 2002 (and which have not changed from previous periods) were:


           o interest rate changes on variable-rate, long-term bank debt; and


           o foreign exchange rate changes, generating translation and transaction gains and losses on our US dollar-denominated debt instruments.

         From time to time we use derivative financial instruments solely to reduce our exposure to these market risks and we do not enter into these instruments for trading or speculative purposes.

         In the nine-month period ended September 30, 2002 we terminated certain foreign currency derivative contracts as described below. This will increase our exposure to foreign exchange fluctuations in respect of the principal on bonds no longer hedged. We have also increased our exposure to variable interest rates, as we have not renewed some of the hedges that have expired in connection with the Senior Secured Facility.

        INTEREST RATE RISK

         Our outstanding long-term bank debt is denominated in pounds sterling and bears interest at variable rates. We seek to reduce our exposure to adverse interest rate fluctuations on borrowings under current senior bank facilities principally through interest rate swaps. Our interest rate swaps provide for payments by us at a fixed rate of interest (ranging from 5.475% to 7.355%) and the receipt of payments based on a variable rate of interest. The swaps have maturities ranging from December 31, 2003 to March 31, 2005. The aggregate amount outstanding under the senior bank facilities at September 30, 2002 was (pound)1.70 billion (being (pound)2.0 billion of drawdowns less (pound)300 million cash balances) and the aggregate notional principal amount of the hedging arrangements was (pound)900 million, leaving an unhedged amount of (pound)800 million at September 30, 2002.

        FOREIGN CURRENCY EXCHANGE RISK

         We held derivative financial instruments solely to hedge specific risks and did not hold such instruments for trading purposes. The derivatives were held to hedge against the variability in cash flows arising from the effect of fluctuations in the pound sterling/US dollar exchange rate on our future interest payments and principal payments under our US dollar-denominated debt. We used forward foreign currency contracts or cross currency swaps to fix the pound sterling amount of future US dollar cash outflows for interest payments and principal repayments up to their first call dates or other such dates where we could have, at our option, redeemed the instruments before maturity.

         Our results may be materially influenced by future exchange rate movements now that we have largely discontinued the use of hedge accounting, since such derivative financial instruments would be considered speculative for accounting purposes and would be marked to their market value with changes being included immediately in earnings, whereas the underlying liabilities would be re-translated at the spot rate of exchange. Cancellation or redemption of the derivative financial instruments has increased our exposure to foreign currency exchange rate risk on our US dollar-denominated debt.


                                       23
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         In March 2002, we terminated certain US dollar/pound sterling exchange rate hedging arrangements with a nominal amount of $950 million ((pound)655 million); termination of these arrangements netted (pound)74 million cash inflow to us. A further (pound)30 millIOn cash inflow was realized by us in May 2002 through the termination of additional foreign exchange rate hedging arrangements with a nominal amount of $367 million ((pound)253 million). On April 2, 2002 $560 million ((pound)390 million) of hedging arrangements matured and weRE replaced with $350 million ((pound)246 million) of forward foreign exchange contracts. In the three-month period ended September 30, 2002 we terminated further hedging arrangements with a nominal value of $2.3 billion (approximately (pound)1.5 billion). Contracts with a nominal value of $1 billion were settled in cash resulting in an outflow of (pound)28 million. The remaining contracts with a nominal value of $1.3 billion have yet to be settled for a total cost of (pound)33 million of which (pound)19 million was due on October 1, 2002, but WE deferred such payment and are considering the payment in the context of our financial restructuring.

         QUANTITATIVE DISCLOSURE OF MARKET RISK

         The analysis below presents the sensitivity of the market value, or fair value, of our financial instruments to selected changes in market rates and prices. The changes chosen represent our view of changes that are reasonably possible over a one-year period. The estimated fair value of the hedging instruments identified below are based on quotations received from independent, third-party financial institutions and represent the net amount receivable or payable to terminate the position, taking into consideration market rates as of the measuring date and counterparty credit risk. The estimated fair value of the US dollar-denominated fixed-rate long-term debt is also based on market quotations obtained from independent third-party financial institutions.

         The hypothetical changes in fair value of hedging instruments are estimated, based on the same methodology used by the third-party financial institutions to calculate the fair value of the original instruments, keeping all variables constant except that the relevant interest rate or exchange rate, as the case may be, has been adjusted to reflect the hypothetical change. Fair value estimates by their nature are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined precisely. Fair value of debt is the market value of bonds and bank debt, which can change according to market conditions and company specific performance.

         The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to developments in the global financial markets which may cause fluctuations in interest rates and exchange rates to affect fair values in a manner that varies from the hypothetical amounts disclosed in the table below, which therefore should not be considered a projection of likely future events and losses. The sensitivity analysis is for information purposes only. In practice, market rates rarely change in isolation.

         INTEREST RATE RISK

         The sensitivity analysis below presents the hypothetical change in fair value based on an immediate one-percentage point (100 basis points) increase in interest rates across all maturities:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       SEPTEMBER 30, 2002                SEPTEMBER 30, 2001
                                                                       FAIR VALUE     HYPOTHETICAL       FAIR VALUE   HYPOTHETICAL
                                                                                         CHANGE IN                       CHANGE IN
                              FAIR VALUE FAIR VALUE
                       (POUND)M (POUND)M (POUND)M (POUND)M
-----------------------------------------------------------------------------------------------------------------------------------
Interest rate swaps................................................          (38)               13             (39)            19
Fixed rate debt....................................................         (909)             (17)          (2,143)           (79)
-----------------------------------------------------------------------------------------------------------------------------------
         Based on our variable rate debt outstanding at
          September 30, 2002 aftertaking into account our
          derivative instruments, we estimate that a one-percentage
          point change in interest rates would have an approximately
         (pound)11 million impact on our annual net interest expense.


                                       24
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         FOREIGN CURRENCY EXCHANGE RATE RISK

         The sensitivity analysis below presents the hypothetical change in fair value based on an immediate 10% decrease in the US dollar to pound sterling exchange rate.

------------------------------------------------------------------------------------------------------------------------------------
                                                                    SEPTEMBER 30, 2002                SEPTEMBER 30, 2001
                                                                    ------------------                ------------------
                                                                    FAIR VALUE     HYPOTHETICAL       FAIR VALUE   HYPOTHETICAL
                                                                    ----------                        ----------
                                                                                      CHANGE IN                       CHANGE IN
                                                                                    FAIR VALUE                      FAIR VALUE
                                                                                    ----------                      ----------
                                                                     (POUND)M         (POUND)M         (POUND)M       (POUND)M
--------------------------------------------------------------------------------------------------------------------------------
US dollar-denominated long-term debt................................  (502)             (56)          (1,528)          (170)
Foreign currency swap.............................................   No longer        No longer               13         22
                                                                    applicable       applicable
Foreign exchange forward contracts................................        (33)        No longer              100         244
                                                                                     applicable
------------------------------------------------------------------------------------------------------------------------------------

         The hypothetical change in fair value for the US dollar-denominated long-term debt is calculated by re-translating to pounds sterling the dollar-denominated long-term debt at a rate 10% below the US dollar/pound sterling exchange rate prevailing at the relevant period end.

         The fair value of the foreign exchange forward contracts of (pound)33 million represents the settlement cost of the contrActs unwound but not yet paid. This is a fixed cost and will not vary with movements in exchange rates.

RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

         SFAS 143 ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

         In July 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Group is required to adopt this standard from January 1, 2003. The Group has not yet determined the impact, if any, the adoption of this standard will have on its financial position or results of operations.

         SFAS 145 RESCISSION OF FASB STATEMENTS 4, 44 AND 64, AMENDMENT OF FASB 13, AND TECHNICAL CORRECTIONS

         In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections". SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS 13, which will be adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS 145 will not have a material impact on our consolidated financial statements.

         SFAS 146 ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL
ACTIVITIES

         In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 applies to costs associated with an exit activity that do not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". The Group has not yet determined the impact, if any, the adoption of this standard will have on its financial position or results of operations.


SIGNIFICANT SHAREHOLDINGS

         Historically our principal shareholders have been Liberty Media and MediaOne Group Inc. ("MediaOne"). On July 7, 2000 MediaOne consummated an agreement with certain subsidiaries of Microsoft Corporation ("Microsoft") whereby Microsoft acquired the majority of MediaOne's interests in us. From May 3, 2001 and throughout the twelve-month period ended September 30, 2002 the shareholdings of Liberty Media, Microsoft and MediaOne have been 25.2%, 23.6% and 1.3%, respectively.

         On May 14, 2002, Microsoft informed us that it was withdrawing its three non-executive directors from our board of directors. Microsoft holds 23.6% of our issued shares and has the right to nominate up to three representatives to the board under corporate shareholder agreements with us. At that time, Microsoft said: "At present we believe that we will be in a better position to manage our relationship with, and investment in, Telewest without board representation. Microsoft expects to continue to evaluate Telewest on an ongoing basis and, in that regard, will continue to consider, among other things,


                                       25
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US GAPP ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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purchasing or selling Telewest securities or engaging in possible strategic transactions involving Telewest. Microsoft has no current plan regarding any such transactions, but reserves the right to change its plans at any time."

         On June 28, 2002, Microsoft filed a notice that it had delivered to Liberty Media. That notice expressed Microsoft's intention to sell publicly its interest in us and, in accordance with the terms of shareholder agreements noted above, offered Liberty Media the right to purchase that interest. Neither Liberty Media nor Microsoft has commented publicly on any discussions relating to Microsoft's interest in us since that filing.

         On June 12, 2002, Liberty Media announced a tender offer for certain of our publicly traded bonds. At that time, Liberty Media announced that upon completion of the tender it intended to "propose to the Company's board of directors a restructuring plan pursuant to which all or substantially all of the Company's publicly-traded notes and debentures would be converted into equity of the Company". On July 17, 2002, Liberty Media citing "the continuing decline in the US and UK securities markets and the significant fall in the trading price of Liberty Media's common stock since the commencement of the Offer", terminated the tender offer. We do not know whether Liberty Media still intends to approach us concerning a restructuring plan.

         On July 17, 2002, Liberty Media informed us that it was withdrawing its three non-executive directors from our board of directors. Liberty Media holds 25.2% of our issued share capital and has the right to nominate up to three representatives to our board under corporate shareholder arrangements with us. Liberty Media said: "We are taking this action to eliminate any potential conflict of interest or appearance of a conflict in any upcoming restructuring discussions. The management and the remaining directors of Telewest continue to have our full support".


RECENT DEVELOPMENTS

         On September 30, 2002 we announced that we had reached a non-binding preliminary agreement relating to a restructuring with the Bondholder Committee. The agreement provides for the cancellation of all of the Notes and certain unsecured foreign exchange hedge contracts in exchange for new ordinary shares representing 97%of the issued share capital of the Company immediately after the restructuring. Existing shareholders will retain a 3% interest in the Company post-restructuring.

         Discussions with our senior lenders are continuing and we are close to reaching an agreement with a steering committee of senior lenders and the Bondholder Committee with respect to amended and restated bank facilities (the "Facilities"). The agreement includes total committed amount of the Facilities; maturity; margins; and financial covenants. It is expected that the Facilities will provide the Company with liquidity which the Company believes will be sufficient to meet its funding needs going forward. The provision of the Facilities is conditional on various matters including the completion of the restructuring on terms satisfactory to the Company's senior lenders.

         Negotiations are continuing with other major stakeholders with a view to them agreeing to vote in favour of the restructuring and the Company expects to be able to make a further announcement on the progress of these negotiations by the end of November.

         We also announced on September 30, 2002 that we were deferring payment of interest under certain of our Notes and the settlement of certain foreign exchange hedge contracts. In view of the continuing progress in the restructuring process, on October 31, 2002 the Company announced that it had determined to continue to defer the payment of interest under certain of its Notes (including a payment that was due on November 1, 2002) and the settlement of foreign exchange hedge contracts. Failure to pay interest on these Notes beyond a 30-day grace period, gives the holders of 25% of each series of affected Notes the right to demand repayment of the principal amount of, and accrued interest on, those Notes. As anticipated, in addition to creating a default under the affected bonds, the decision to defer such payments has resulted in defaults under the Group's bank facilities and a number of other financing arrangements. Such defaults will result in the re-classification of debts in default to amounts payable within one year. Based on one such default, a creditor has filed a petition for the winding up of the Company as a result of non-payment of amounts due ((pound)10.5 million). The Company intends to deal with this claim as part of the overall restructuring of its unsecured deBt obligations and does not believe that the legal action will delay or significantly impede the restructuring process. The Company expects to continue to meet its obligations to its suppliers and trade creditors and that this legal action will have no impact on customer service.


                                       26
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         On July 31, 2002 we announced that Adam Singer, Chief Executive would be leaving the Company and had resigned as a director of the Board. Charles Burdick, the Group Finance Director, became Managing Director with immediate effect. In addition, on August 23, 2002 we announced that Mark Luiz had been appointed to the role of Group Finance Director.

         On September 30, 2002, the ratio of the Company's ordinary shares to American Depositary Shares quoted on the NASDAQ National Market was changed from 10-to-1 to 200-to-1 ordinary shares per American Depositary Share.

         On September 4, 2002 we received approval from our shareholders to sell our 16.9% interest in SMG. On October 29, 2002 we repaid the outstanding balance of approximately (pound)26 million on the loan secured by a charge over our shares in SMG. On NovembeR 6, 2002, we sold our holding in SMG and realized approximately (pound)20 million in proceeds net of expenses and the loan repayment.



                                    * * * * *


        SAFE HARBOR STATEMENT UNDER THE US PRIVATE SECURITIES LITIGATION
                               REFORM ACT OF 1995


         The discussion above includes certain statements that are, or may be deemed to be, forward-looking statements within the meaning of the US securities laws. These forward-looking statements, by their nature, involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.

         There are a number of important factors that could cause our actual results and future development to differ materially from those expressed or implied by those forward-looking statements, including, but not limited to: our ability to access liquidity under our bank facility, which will require our compliance with certain covenants that require continued growth in our business; our ability to raise additional financing, our ability to refinance our indebtedness and our ability to continue to service our outstanding indebtedness; our ability to reach final agreement with our senior lenders on the terms of the Amended Facility; our ability to successfully conclude a restructuring of our balance sheet; the extent to which consumer demand for voice, video, data and internet services increases; the extent to which we are able to compete with other providers of broadbandinternet services, including BT; the extent to which SMEs accept cable telephony services as an alternative to those of competing service providers such as BT; the extent to which we are able to adapt to, and compete with, new and emerging technologies including Asynchronous Digital Subscriber Line technology; the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment; the extent to which consumer preference develops for purchasing goods and services on the internet and/or using interactive television over other methods of purchasing such goods and services; the extent to which consumers accept cable telephony as a viable alternative to telephony services provided by BT; the extent to which we are successfully able to compete with mobile network operators; the extent to which regulatory and competitive pressures in the UK telephony market continue to reduce prices; our ability to develop and introduce attractive interactive and high-speed data services in a rapidly changing and highly competitive business environment; our ability to penetrate markets and respond to changes or increases in competition; our ability to compete with other ISPs; our ability to compete against digital television service providers, including British Sky Broadcasting Group plc, by increasing our digital services customer base, and the impact of our aggressive digital services marketing campaign on our results of operations and liquidity; our ability to have an impact on, or respond to, new or changed government regulation; our ability to manage growth and expansion; our ability to improve operating efficiencies, including through cost reductions; our ability to maintain and upgrade our network in a cost-efficient and timely manner; adverse changes in the price or availability of telephony interconnection or cable television programming; disruptions in supply of programming, services and equipment; and the extent to which consumer preference develops for, or shifts away from, content developed and distributed by Flextech (our Content Division).


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